UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): July 1, 2008
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Signatures
EX-99.1: AUDITED FINANCIAL STATEMENTS
EX-99.2: PRESS RELEASE

     On July 1, 2008, Navios Maritime Acquisition Corporation, a Marshall Islands corporation (the “Company”), consummated its initial public offering (“IPO”) of 25,300,000 of its units (“Units”), including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option. Each Unit consists of one share of Common Stock, $.0001 par value per share (“Common Stock”), and one Warrant to purchase one share of Common Stock at an exercise price of $7.00 per share (“Warrant”). The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $253,000,000. The Units are traded on the New York Stock Exchange under the symbol “NNA.U.”
     Simultaneously with the closing of the IPO, the Company consummated a private placement (the “Private Placement”) of 7,600,000 Warrants (the “Sponsor Warrants”) to Navios Maritime Holdings, Inc. (“Navios Holdings”), generating gross proceeds of $7,600,000. The Sponsor Warrants were sold at $1.00 per Warrant and are identical to the Warrants contained in the Units sold in the IPO, except that the Sponsor Warrants (i) will be subject to certain transfer restrictions until after the Company has completed its business combination; (ii) are exercisable on a cashless basis; (iii) will not be redeemable by the Company so long as they are held by Navios Holdings or its permitted transferees; and (iv) are not saleable or transferable by Navios Holdings, except to entities that are controlled by Navios Holdings, until after the Company has completed its business combination.
     Upon closing of the IPO and the Private Placement, $250,770,000 (or $9.91 per share, which includes $8,855,000 in deferred underwriting discounts and commissions), was placed in the Company’s Trust Account at Marfin Popular Bank, maintained by Continental Stock Transfer & Trust Company, acting as trustee.
     Audited financial statements as of July 1, 2008 reflecting receipt of the proceeds received by the Company in connection with the consummation of the IPO and the Private Placement are included as Exhibit 99.1 to this Form 6-K.
     In addition, the Company announced that commencing on July 7, 2008, the Company expects that the holders of the Company’s Units may elect to separately trade the Common Stock and Warrants included in the Company’s Units. Those Units not separated will continue to trade on the New York Stock Exchange under the symbol NNA.U, and each of the Common Stock and Warrants will trade on the New York Stock Exchange under the symbols NNA and NNA WS, respectively.
     On July 1, 2008 the Company issued a press release announcing the transactions described above. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: July 7, 2008	By:	/s/ Angeliki Frangou
Angeliki Frangou, Chairman and Chief
Executive Officer